VARIABLE ANNUITY ACCOUNT C

Pension IRA

Individual Deferred Variable Annuity Contracts

ING Life Insurance and Annuity Company

Supplement Dated May 18, 2004 to
Contract Prospectus and Statement of
Additional Information dated May 1, 2004

The information in this supplement updates and amends certain information contained in the Contract Prospectus and Statement of Additional Information (SAI) dated May 1, 2004. You should read this supplement along with the Contract Prospectus and SAI.

(1)   ING GET U.S. Core Portfolio (ING GET Fund) is added to the list of available investment options in the Contract Prospectus and SAI.

(2)   The sections entitled "Fee Table – Annual Maintenance Fee" and "Fee Table – Maximum Separate Account Annual Expenses" in the Contract Prospectus on page 6 are replaced with the following:

Annual Maintenance Fee $20.00[3]

Maximum Separate Account Annual Expenses
 (as a percentage of average account value)

Mortality and Expense Risk Charge	1.25%
Administrative Expense Charge	0.00% - 0.25%[4]
ING GET Fund Guarantee Charge	0.25%[5]
Total Separate Account Annual Expenses	1.50% - 1.75%

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[3]   The annual maintenance fee is generally deducted only from installment purchase payment contracts. Under certain contracts, the annual maintenance fee may also be deducted upon full withdrawals. See "Fees - Annual Maintenance Fee."

[4]   We currently do not impose this charge, however, if allowed by your contract, we reserve the right to charge up to 0.25% annually. See "Fees-Administrative Expense Charge."

[5]   The ING GET Fund Guarantee Charge is deducted daily during the guarantee period only from amounts allocated to the ING GET U.S. Core Portfolio investment option. See Items (4) and (6) of this supplement for a description of the ING GET Fund guarantee charge.

(3)   The following information about the ING GET Fund is added to the "Fund Expense Table" on page 7 of the Contract Prospectus.

ING GET U.S. Core Portfolio - Series 5 Through 8 Annual Expenses
(As a percentage of the average net assets)[1]

Fund Name	Management (Advisory) Fees[2]	12b-1 Fee[3]	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses[4]
ING GET U.S. Core Portfolio	0.60%	0.25%	0.15%	1.00%	-	1.00%

For more information regarding expenses paid out of assets of the portfolio, see the GET Series 3 prospectus.

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[1]   This table shows the estimated operating expenses for the Series as a ratio of expenses to average daily net assets.

[2]   The Management (Advisory) Fee will be 0.25% during the offering period and 0.60% during the guarantee period.

[3]   Pursuant to a Plan of Distribution adopted by the Series under Rule 12b-1 under the 1940 Act, the Series pays ING Funds Distributor, Inc. (the "Distributor") an annual fee of up to 0.25% of average daily net assets attributable to the Series' shares. The distribution fee may be used by the Distributor for the purpose of financing any activity which is primarily intended to result in the sale of shares of the Series, including payment of the fee to ING Life Insurance and Annuity Company in connection with the use of the Series under the Company's variable annuity contracts, and providing related services.

[4]   ING Investments, LLC has entered into an expense limitation contract with the Series, under which it will limit expenses of the Series, excluding expenses such as interest, taxes, brokerage and extraordinary expenses to 0.65% during the offering period and 1.00% during the guarantee period, through December 31, 2004. Fee waiver and/or reimbursements by ING Investments, LLC may vary in order to achieve such contractually obligated "Net Annual Fund Operating Expenses".

(4)   The following is added to the "Investment Options" section on page 12 of the Contract Prospectus.

ING GET U.S. Core Portfolio.   An ING GET U.S. Core Portfolio ("ING GET Fund") series may be available during the accumulation phase of the contract. We make a guarantee, as described below, when you allocate money into an ING GET Fund series. Each ING GET Fund series has an offering period of three months which precedes the guarantee period. The ING GET Fund investment option may not be available under your contract, under your plan, or in your state.

Various series of the ING GET Fund may be offered from time to time and additional charges will apply if you elect to invest in one of these series. Please see Appendix VI for a projected schedule of ING GET Fund Series Offerings.   The Company makes a guarantee when you direct money into an ING GET Fund series. We guarantee that the value of an accumulation unit of the ING GET Fund subaccount for that series under the Contract on the maturity date will not be less than its value as determined after the close of business on the last day of the offering period for that ING GET Fund series. If the value on the maturity date is lower than it was on the last day of the offering period, we will add funds to the ING GET Fund subaccount for that series to make up the difference. This means that if you remain invested in the ING GET Fund series until the maturity date, at the maturity date, you will receive no less than the value of your separate account investment directed to the ING GET Fund series as of the last day of the offering period, less charges not reflected in the accumulation unit value such as the maintenance fee and less any amounts you transfer or withdraw from the ING GET Fund subaccount for that series. The value of dividends and distributions made by the ING GET Fund series throughout the guarantee period is taken into account in determining whether, for purposes of the guarantee, the value of your ING GET Fund investment on the maturity date is no less than its value as of the last day of the offering period. If you withdraw or transfer funds from an ING GET Fund series prior to the maturity date, we will process the transactions at the actual unit value next determined after we receive your request.

Before the maturity date, we will send a notice to each participant who has allocated amounts to the ING GET Fund series. This notice will remind you that the maturity date is approaching and that you must choose other investment options for your ING GET Fund series amounts. If you do not make a choice, on the maturity date we will transfer your ING GET Fund series amounts to another available series of the ING GET Fund that is then accepting deposits under your contract or plan. If no ING GET Fund is then available under your contract or plan, we will transfer your ING GET Fund series amounts to a balanced fund advised by ING Investments, LLC (or another adviser affiliated with the Company) available under the contract that has the best 5-year standardized performance. If there are no such balanced funds available under the contract, we will transfer your ING GET Fund series amounts to a core U.S. equity fund advised by ING Investments, LLC (or another adviser affiliated with the Company) available under the contract that has the best 5-year standardized performance. All amounts not transferred to a new ING GET Fund series, as outlined above, will be subject to market risk including the possible loss of principal.

Please see the ING GET U.S. Core Portfolio prospectus for a complete description of the ING GET Fund investment option, including charges and expenses.

(5) The following is added to the first paragraph in the "Transfers Among Investment Options" section on page 13 of the Contract Prospectus.

Transfers to an ING GET Fund series may only be made during the offering period for that ING GET Fund series.

(6) The following replaces the paragraph in the "Fees - ING GET Fund Guarantee Charge" section on page 21 of the Contract Prospectus.

Various series of ING GET Fund may be offered from time to time, and additional charges may apply if you elect to invest in one of these series. The ING GET Fund guarantee charge is deducted each business day during the guarantee period if you elect to invest in the ING GET Fund. The amount of the ING GET Fund guarantee charge is 0.25% and is deducted from amounts allocated to the ING GET Fund investment option. This charge compensates us for the cost of providing a guarantee of accumulation unit values of the ING GET Fund subaccount. See Item (4) of this supplement.

(7) The following information is added to "Appendix IV – Description of Underlying funds" on page 44 in the Contract Prospectus.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Variable Insurance Trust – ING GET U.S. Core Portfolio	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to achieve maximum total return and minimal exposure of the Series' assets to a market value loss by participating, to the extent possible, in favorable equity market performance during the guarantee period. The Series will not implement an "investment strategy" in any conventional sense. Rather, the Series' asset allocation strategy seeks to optimize the exposure of the Series to the Equity Component while protecting Series' assets. Assets allocated to the Equity Component may be reduced or eliminated in order to conserve assets at a level equal to or above the present value of the Guarantee.

(8) The following is added to the Contract Prospectus as Appendix VI.

APPENDIX VI

PROJECTED SCHEDULE OF
ING GET U.S. CORE PORTFOLIO OFFERINGS

	Offering Dates	Guarantee Dates
ING GET U.S. Core Portfolio — Series 5	06/11/04 – 09/09/04	09/10/04 – 09/09/11
ING GET U.S. Core Portfolio — Series 6	09/10/04 – 12/09/04	12/10/04 – 12/09/11
ING GET U.S. Core Portfolio — Series 7	12/10/04 – 03/08/05	03/09/05 – 03/08/12
ING GET U.S. Core Portfolio — Series 8	03/09/05 – 06/07/05	06/08/05 – 06/07/12

X.75992-04GT   May 2004